UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

GRIID INFRASTRUCTURE INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

398501 106

(CUSIP Number)

Thomas J. Zaccagnino

4521 PGA Blvd. No. 416

Palm Beach Gardens, FL 33418

(617)-645-8563

With a copy to:

Patrick Costello, Esq.

Joseph Walsh, Esq.

Troutman Pepper Hamilton Sanders LLP

875 Third Ave.

New York, New York 10022

(212) 704-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 398501 106

1	NAMES OF REPORTING PERSONS Thomas J. Zaccagnino 2020 Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 41,010
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 41,010
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,010
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 65,616,298 shares of Common Stock outstanding immediately following consummation of the Merger on December 29, 2023.

CUSIP No. 398501 106

1	NAMES OF REPORTING PERSONS Thomas J. Zaccagnino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,134,119
	8	SHARED VOTING POWER 41,010
	9	SOLE DISPOSITIVE POWER 4,134,119
	10	SHARED DISPOSITIVE POWER 41,010
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,175,129 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.36% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Consists of (i) 4,134,119 shares of Common Stock held by Thomas J. Zaccagnino and (ii) 41,010 shares of Common Stock held by the Thomas J. Zaccagnino 2020 Irrevocable Trust.
(2)	Based on 65,616,298 shares of Common Stock outstanding immediately following consummation of the Merger on December 29, 2023.

CUSIP No. 398501 106

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Griid Infrastructure Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 2577 Duck Creek Road, Cincinnati, OH 45212.

ITEM 2.	IDENTITY AND BACKGROUND

(a)-(c) This Schedule 13D is being filed by Thomas J. Zaccagnino 2020 Irrevocable Trust (the “Trust”), and Thomas J. Zaccagnino, a Florida resident. The Trust and Mr. Zaccagnino are hereinafter referred to as the “Reporting Persons.” This Schedule 13D is being filed jointly by the Trust and Mr. Zaccagnino.

The principal business of the Trust is estate planning for Mr. Zaccagnino and its business address is 4521 PGA Blvd. No. 416, Palm Beach Gardens, Florida.

The principal occupation of Mr. Zaccagnino is serving as managing partner of a private investment firm and as a member of the Issuer’s board of directors.

(d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, it or he became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Trust is a trust governed by the laws of the State of Florida. Mr. Zaccagnino is a citizen of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

All of the shares of Common Stock reported herein as beneficially owned by the Reporting Persons were acquired pursuant to an Agreement and Plan of Merger, dated as of November 29, 2021 (the “Initial Merger Agreement”), as amended by the first amendment to the Initial Merger Agreement, dated December 23, 2021 (the “First Amendment”), the second amendment to the Initial Merger Agreement, dated October 17, 2022 (the “Second Amendment”), and the third amendment to the Initial Merger Agreement, dated February 8, 2023 (the “Third Amendment,” together with the Initial Merger Agreement as amended by the First Amendment, the Second Amendment and the Third Amendment, the “Merger Agreement”). Pursuant to the Merger Agreement, ADEX Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Issuer, merged with and into Griid Holdco LLC, a Delaware limited liability company (“Old Griid”), with Old Griid as the surviving company in the merger and, after giving effect to such merger, continuing as a wholly owned subsidiary of the Issuer (the “Merger”). The Merger closed on December 29, 2023 (the “Closing”).

In connection with the Closing, and subject to the terms and conditions of the Merger Agreement, each limited liability company membership unit of Old Griid issued and outstanding immediately prior to the effective time of the Merger was converted into the right to receive such unit’s share, as determined in accordance with the Merger Agreement, of 58,500,000 shares of Common Stock.

The information set forth in or incorporated by reference into Items 4, 5 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION

Pursuant to the terms of the Merger Agreement, the Trust tendered 8,884 units of Old Griid for 41,010 shares of Common Stock and Mr. Zaccagnino tendered 1,125,000 units of Old Griid for 4,134,119 shares of Common Stock.

Mr. Zaccagnino is the sole trustee of the Trust. As a member of the Issuer’s board of directors and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Subject to the Issuer’s Insider Trading Policy, the Reporting Persons may from time to time buy or sell securities of the Issuer as appropriate for in their circumstances.

CUSIP No. 398501 106

Except as described herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons reserve the right to formulate in the future plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons may, from time to time, purchase additional securities of the Issuer either in the open market or in privately negotiated transactions, depending upon the Reporting Persons’ evaluation of the Issuer’s business, prospects and financial condition, the market for such securities, other opportunities available to the Reporting Person, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in securities of the Issuer and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) As of the date of this Schedule 13D, the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons is 4,175,129, which represents 6.36% of the issued and outstanding shares of Common Stock. Of these shares of Common Stock, (i) 41,010 shares are held by the Trust and (ii) 4,134,119 shares are held by Mr. Zaccagnino.

Mr. Zaccagnino, as the sole trustee of the Trust, has voting and dispositive power with respect to the Common Stock held by the Trust. Therefore, Mr. Zaccagnino may be deemed to beneficially own the shares of Common Stock beneficially owned by the Trust.

(c) Except as set forth in Item 3 and 4 above, which descriptions are incorporated herein by reference, there have been no transactions with respect to the shares of Common Stock during the sixty (60) days prior to the date hereof by any of the Reporting Persons.

(d) No person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Common Stock beneficially owned by any of the Reporting Persons, other than the Reporting Persons themselves.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 – Joint Filing Agreement dated January 8, 2024, by and between the Reporting Persons.

CUSIP No. 398501 106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 8, 2024

THOMAS J. ZACCAGNINO 2020 IRREVOCABLE TRUST

By:	/s/ Thomas J. Zaccagnino
Name: Thomas J. Zaccagnino
Title: Trustee

/s/ Thomas J. Zaccagnino
Thomas J. Zaccagnino

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (See 18 U.S.C. 1001).